SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 2nd, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower 43rd Fl
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein are the following documents:

1.	Registrant’s press release dated March 2, 2004, announcing the Registrant’s fourth quarter and full year 2003 results.

2.	Registrant’s press release dated March 2, 2004, announcing the Registrant’s is to divide $118M to its shareholdres.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

March 2, 2004

NEWS

FOR IMMEDIATE RELEASE

Scitex to Divide $118 Million Distribution to Shareholders into Cash
Distribution and Self Tender Offer

•	Provides update with respect to the previously announced plan of $118 million cash distribution – $2.00 per share to be distributed in cash to the shareholders (aggregate of $86 million), and the balance of $32 million to be distributed through a repurchase of shares from shareholders

Tel Aviv, Israel – March 2, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced that, out of the previously announced planned cash distribution of $2.75 per share, or a total of approximately $118 million, Scitex intends to distribute $2.00 per share in cash to the shareholders (an aggregate of approximately $86 million), and to distribute the balance of approximately $32 million through a repurchase of shares from Scitex shareholders by means of a self tender offer.

The division of the $118 million allocated for distribution to shareholders between a cash distribution and share repurchase is intended to provide Scitex’s shareholders with greater flexibility in determining their respective participation in the overall distribution and their proportionate shareholdings after completion of the tender offer.

The $86 million cash distribution and the $32 million self tender offer are subject to the satisfaction of certain conditions, including the approval of Scitex’s shareholders and of the Tel Aviv District Court. Scitex has recently filed an application to the court seeking the court’s approval for the contemplated cash distribution and self tender offer. There can be no assurance if and when such conditions will be satisfied. The cash distribution to shareholders and the amount allocated for the self tender offer will be subject to withholding taxes, if and when applicable.

$86 Million Cash Distribution

Upon satisfaction of the conditions to the cash distribution, the Board of Directors will declare the distribution and Scitex will issue a press release announcing the final per share distribution amount, the record date for shareholders entitled to receive the distribution, and the distribution date. Subject to the satisfaction of the conditions, Scitex expects to effect the cash distribution in the next few months.

$32 Million Self Tender Offer

Scitex also intends to commence a tender offer to repurchase a portion of its outstanding ordinary shares for aggregate consideration to the tendering shareholders of up to approximately $32 million. Scitex expects to provide additional details regarding the self tender offer in the next few weeks. Subject to the satisfaction of the above-mentioned conditions, Scitex expects to commence the tender offer in the next few months. If and when applicable, Scitex will issue a press release announcing the commencement of the self tender offer, as well as the final offer price and additional details regarding the offer.

As a result of the contemplated tender offer, Scitex’s two principal shareholders, Clal Industries and Investments Ltd. and Discount Investment Corporation Ltd., who together currently hold approximately 44% of Scitex’s share capital, may own more than 45% of the aggregate voting rights of Scitex. Scitex would be required to conduct the tender offer as a “special tender offer” and to obtain the approval of the non-affiliated shareholders for such offer pursuant to the requirements and proceedings set forth under Israeli law. In the event that the tender offer is not closed, Scitex will consider the alternatives for distribution of the remainder of the funds ($32 Million) to its shareholders.

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares. The possible tender offer that is described in this press release has not yet commenced. Once a tender offer commences, Scitex will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission (SEC) and the Israeli Securities Authority (ISA). Shareholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Scitex’s corporate secretary at 972-3-6075855. Shareholders are urged to read these materials carefully before making any decision with respect to any tender offer.

Scitex Corporation Ltd.

Scitex shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

2

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, (9) uncertainty as to the completion or timing of the contemplated cash distribution and self tender offer and (10) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5844
E-mail:	yahel.shachar@scitex.com

3

NEWS

FOR IMMEDIATE RELEASE

Scitex Announces Fourth Quarter and Full Year 2003 Results

•	Scitex Vision achieved record annual revenues in excess of $100 million

•	Net Income of $1.4 million in 2003 compared to Net Loss of $32 million in 2002

Tel Aviv, Israel - March 2, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced financial results for the fourth quarter and full year ended December 31, 2003.

Explanatory Notes

Following the sale of the business of Scitex Digital Printing, Inc. (SDP) to Eastman Kodak Company (NYSE: EK) in January 2004, the results of operations of SDP have been reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to SDP. Similarly, in the Balance Sheet, assets and liabilities relating to SDP are presented separately as assets and liabilities of discontinued operations. Information for prior periods has been reclassified to reflect this change.

In January 2003, Scitex Vision Ltd. (formerly, Aprion Digital Ltd.) acquired from Scitex all of the outstanding share capital of Scitex Vision International Ltd. (formerly, Scitex Vision Ltd.) in exchange for shares in Scitex Vision. As a result, Scitex Vision became a majority owned subsidiary of Scitex. The reported results from operations for previous years do not include the results of Scitex Vision (former Aprion Digital), whereas the 2003 reported figures from operations include Scitex Vision (former Aprion Digital) and Scitex Vision International (former Scitex Vision) results jointly.

Results of Operations

For the fourth quarter of 2003, revenues from continuing operations were $28.5 million, an increase of 36% from $20.9 million in the fourth quarter of 2002. Operating loss was $3.5 million compared to $1.7 million in the fourth quarter of 2002. Loss from continuing operations was $3.5 million, primarily associated with the write-down of intangibles ($3 million) and restructuring costs ($0.4 million), compared to a loss of $27.3 million in 2002.

For fiscal year 2003, revenues from continuing operations were $102.9 million, an increase of 20% from $85.7 million in 2002. Operating loss in 2003 was $12.3 million compared to $3.7 million in 2002. Loss from continuing operations was $18.7 million, compared to a loss of $36.5 million in 2002.

Geographically, the Americas contributed 40% of 2003 revenues from continuing operations (Scitex Vision), followed by Europe with 36% of revenues, and the Far East and rest of the world with 24% of revenues.

Results from discontinued operations contributed income of $11.5 million for the fourth quarter of 2003 and $20 million for fiscal year 2003 (including $8 million arising from tax benefit in respect of the sale of the operations of SDP). As previously announced, Scitex is expected to record a gain of approximately $60 million as a result of the transaction for the sale of SDP’s operations. Out of this sum, approximately $52 million will be recorded in the first quarter of 2004, and approximately $8 million was recognized in the fourth quarter of 2003 as a tax benefit related to the expected utilization of carry forward tax losses.

Net income (including from continuing and discontinuing operations) reported by Scitex for the fourth quarter of 2003 amounted to $8 million compared to a net loss of $28 million in the fourth quarter of 2002. Net income (including income from continuing and discontinuing operations) for fiscal year 2003 amounted to $1.4 million compared to a net loss of $32 million in 2002.

Balance Sheet and Cash Flow

Scitex’s cash, cash equivalents and short-term investments at the end of 2003, on a consolidated basis, were $61.1 million, a significant increase from $17.8 million at the end of 2002, mainly due to the previously disclosed sale of Scitex’s remaining shares in Creo Inc. in June and August of 2003. During the fourth quarter, receivables increased to $46 million, mainly due to increased revenue level and extended payments terms. Inventory in the fourth quarter slightly increased to $22.6 million. The figures above relate only to the continuing operations.

Management Comments

Ami Erel, Chairman of Scitex, commented: “In 2003, Scitex and its subsidiaries underwent tremendous changes, including the combination of Scitex Vision (former Aprion Digital) and Scitex Vision International, substantial changes in management and board of directors, sale of our remaining Creo shares, and the sale of SDP’s business at the beginning of 2004. I have confidence in the management of Scitex and Scitex Vision, and trust they will lead Scitex to further prosperity for the benefit of the shareholders and employees of the company.”

Raanan Cohen, the Interim President and CEO of Scitex, commented: “Scitex Vision’s financial results in 2003, showing continuing growth and improvement quarter-by-quarter, demonstrate its leadership and strength in the digital printing markets in which it operates. At the Scitex Corporation level, I believe that our financial capabilities, following the sale of the SDP operations and the contemplated distribution to shareholders, will enable us to further support the development of Scitex and its affiliates.”

2

Additional Information

Scitex Vision

2003 marked a substantial turning point for Scitex Vision, a majority owned subsidiary based in Netanya, Israel, with the combination with Aprion early in the year and the return to healthy growth in the course of the year. Scitex Vision has demonstrated consistent quarter-to-quarter growth throughout the year based on new product introductions, improved market share and emerging geographic regions.

Scitex Vision reported record revenues for the fourth quarter and for the year, driven by the strong sales level in the graphic arts market and increasing worldwide demand for ink. Revenues for the fourth quarter of 2003 were $28.5 million, an increase of 36% from $20.9 million in the corresponding quarter of 2002 and an increase of 7% from $26.7 million in the third quarter of 2003. Scitex Vision had operating loss of $2.4 million in the fourth quarter of 2003, compared to $1.1 million in the fourth quarter of 2002, and an operating income of $0.3 million in the third quarter of 2003.

For the fiscal year 2003, revenues were $102.9 million, compared to $85.7 million in 2002, reflecting a 20% increase. Scitex Vision had operating loss of $8.3 million in 2003 compared to $0.6 million in 2002.

As previously reported, in April 2003, Scitex Vision International received a notice from the Israeli tax authorities assessing approximately $6.5 million of Israeli income taxes for the years 1995 through 2000. In January 2004, Scitex Vision International reached a settlement with the tax authorities whereby it will pay approximately $1.8 million in 24 monthly instalments commencing April 2004 in full settlement of the audit (which also covers 2001).

Jemtex Ink Jet Printing Ltd.

Jemtex is a majority owned subsidiary of Scitex, based in Lod, Israel. During 2003, Jemtex continued developing its digital printing engines for the textile and ceramics markets.

In February 2004, Scitex concluded a $1.5 million investment in Jemtex in consideration for convertible debentures of Jemtex, which may be repaid at the option of Jemtex by the end of June 2004. Following this investment, Scitex holds approximately 73% of Jemtex (80% assuming conversion of the debentures).

Objet Geometries Ltd.

Objet, located in Rehovot, Israel, develops and manufactures rapid prototyping ink jet printers for the creation of three-dimensional models. During 2003, Objet presented a new generation of its product, the Eden 330, and expanded its activities around the globe. In December 2003, Scitex invested approximately $0.5 million in Objet in connection with a rights offering and currently holds approximately 23.5% of Objet’s issued share capital.

3

Conference Call

Scitex will be holding a conference call to discuss its fourth quarter 2003 and full year results on Tuesday, March 2, 2004 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. GMT, 5:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight March 9, 2004) at the following numbers:

US:	1 800 475-6701
Intl:	1 320 365-3844
Access code:	721832

Scitex Corporation Ltd.

Scitex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5844
E-mail:	yahel.shachar@scitex.com

(Tables to Follow)

4

(U.S. Dollars in thousands, except per share data)

	Quarter ended Dec. 31,		Year ended Dec. 31,
	2003	2002*	2003	2002*
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues
Sales and service	$18,521	$13,386	$66,291	$57,945
Supplies	10,020	7,469	36,589	27,716

Total revenues	28,541	20,855	102,880	85,661

Cost of revenues
Cost of sales and service	13,202	8,808	46,204	37,359
Cost of supplies	2,478	2,416	12,138	8,562

Total cost of revenues	15,680	11,224	58,342	45,921

Gross profit	12,861	9,631	44,538	39,740

Expenses
Sales and marketing	4,685	4,902	20,192	19,812
General and administrative	3,927	3,602	15,147	13,581
Research and development, net	2,936	2,079	11,070	7,060
Amortization of other intangibles	1,434	732	5,871	2,944
Write-down of other intangible assets	2,967		2,967
Restructuring charges	392		1,590

Operating income (loss)	(3,480)	(1,684)	(12,299)	(3,657)

Financial expense- net	329	(477)	(2,651)	(3,139)
Other income (expenses) - net	(58)	(25,323)	787	(26,270)

Income (loss) before taxes on income	(3,209)	(27,484)	(14,163)	(33,066)
Taxes on income	811	(1,184)	(2,402)	648

	(2,398)	(26,300)	(16,565)	(32,418)

Share in losses of equity investments	(1,520)	(1,037)	(5,637)	(4,106)
Minorrity interests in losses of a subsidiary	440		3,546

Income (loss) from continuing operations	(3,477)	(27,337)	(18,656)	(36,524)
Income (loss) from discontinued operation	11,494	(690)	20,043	4,494

Net income (loss)	$8,016	$(28,027)	$1,387	$(32,030)

Earnings (loss) per share - basic:
Continuing operations	$(0.08)	$(0.63)	$(0.43)	$(0.84)
Discontinued operations	$0.27	$(0.02)	$0.46	$0.10

	$0.19	$(0.65)	$0.03	$(0.74)

Earnings (loss) per share - diluted:
Continuing operations	$(0.08)	$(0.63)	$(0.43)	$(0.84)
Discontinued operation	$0.27	$(0.02)	$0.46	$0.10

	$0.19	$(0.65)	$0.03	$(0.74)

Weighted average number of shares
outstanding (in thousands) - basic and diluted	43,018	43,018	43,018	43,018

* Certain comparative figures have been reclassified to conform to the current year presentation.

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	December 31 2003 (Audited)	December 31 2002(*) (Audited)

Assets

Current assets:
Cash and cash equivalents	$52,861	$17,814
Short-term investments	8,235
Restricted deposit	18,262	20,203

Total cash and short-term investments	79,358	38,017

Trade receivables - net	36,002	30,555
Other receivables	9,995	7,321
Inventories	22,575	20,060
Current assets of discontinued operation	161,602	135,269

Total current asssets	309,532	231,222

Investments and other non-current assets	6,781	65,427

Property and equipment - net	9,204	6,074

Goodwill and other intangible assets - net	23,499	13,538

Non-current assets of discontinued operation	48,897	53,295

	$397,913	$369,556

Liabilities and Shareholders' Equity

Current liabilities:
Short term bank credit and loans	$45,351	$31,888
Current maturities of long -term loan	2,602	5,248
Note payable issued to an investee company		18,523
Trade payables	14,505	14,834
Accrued and other liabilities	55,194	43,037
Current liabilities related to discontinued operation	31,935	21,388

Total current liabilities	149,587	134,918

Long-term liabilities:
Loans from banks, net of current maturities	6,623	5,493
Other	6,645	1,607
Long-term liabilities related to discontinued operation	5,431	6,359

Total long-term liabilities	18,699	13,459

Convertible long-term loans from related parties	756

Minority interest	4,173

Shareholders' equity:
Share capital	6,205	6,205
Capital surplus	368,104	364,619
Accumulated other comprehensive income (loss)	(552)	801
Retained earnings (accumulated deficit)	(144,852)	(146,239)
Treasury stock at cost	(4,207)	(4,207)

	224,698	221,179

	$397,913	$369,556

* Certain comparative figures have been reclassified to conform to the current year presentation.

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended December 31		Year ended December 31
	2003	2002*	2003	2002*
	Unaudited	Unaudited	Audited	Audited

Revenues
Equipment and Service	18,520	13,386	66,291	57,945
Consumables	10,020	7,469	36,589	27,716

Total Revenues	28,540	20,855	102,880	85,661

Gross Profit	12,860	9,631	44,538	39,740

Expenses:
S,G&A	7,817	7,897	32,449	30,357
Research and Development	2,935	2,079	11,070	7,033

Operating Income before
Amortization of Intangibles
and Restructuring Costs	2,108	(345)	1,019	2,350

Amortization of Intangibles	1,147	732	4,725	2,946
Write-down of Intangible assets	2,967		2,967
Restructuring Costs	392		1,590

Operating (Loss) Income	(2,398)	(1,077)	(8,263)	(596)

* Actual results of Scitex Vision International.